ACTION OF WRITTEN CONSENT OF

THE BOARD OF DIRECTORS OF

SA RECOVERY CORP.

January 3, 2011

The undersigned, being the sole Director of SA Recovery Corp., an Oklahoma corporation (the “Company”), does hereby approve and adopt the following recitals and resolutions in the following order without a meeting:

WHEREAS, on the 28th day of June, 2008, the Company entered into a certain Employment Agreement with James Ditanna.  Pursuant to the Employment Agreement, Mr. Ditanna agreed to accept Five Thousand Dollars per year until the Company generated positive income.

WHEREAS, the subsequently, the Company changed its fiscal year to the February 28th of each year.

WHEREAS, due to a lack of funding, Mr. Ditanna subsequently agreed to accept $5,000.00 as payment for services from June 28th 2008 through February 2010.

WHEREAS, the Board of Directors has deemed it advisable and in the best interests of the Company to extend the appoint of James Ditanna as the Company’s Sole Officer and Director until February 28, 2012.

NO THEREFORE, BE IT Resolved, that Mr. James Ditanna is owed $5,000.00 for his services as sole officer and Sole Director for his services from June 28, 2008 through February 28, 2009.

BE IT FURTHER RESOLVED, that James Ditanna is hereby re-appointed as the Company’s Sole Officer and Sole Director through February 28, 2012.

IN WITNESS WHEREOF, the undersigned has caused this action to be executed as of the 3rd day of January, 2011.

/s/ James Ditanna

_________________________

James Ditanna